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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

August 16, 2021

Dear Sir/ Madam,

Sub: Disclosure

Please find enclosed the disclosure pertaining to Company's additional investment in TidalScale Inc, a leading software-defined-server technology startup. This disclosure is made under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This information will also be hosted on the Company's website, at www.infosys.com.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

The Company has agreed with TidalScale Inc, leading software-defined-server technology startup, to invest an additional sum of US$ 0.45 million (till date, the Company had invested US$ 3.0 million) taking the cumulative investment to US$ 3.45 million as of date), subject to necessary closing conditions.

Disclosure under SEBI Listing Regulation -

Investment	Additional investment
Name of the target entity	TidalScale Inc
Whether related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No
Industry to which the entity being invested intobelongs	Enterprise Software
Objects and effects of the investment	TidalScale's software helps enterprises to virtualize server for faster deployment with reduced cost and improved in-memory compute performance in private/public/hybrid cloud environment. Enterprises who are experiencing exponential growth in data see significant value in TidalScale's offering. The investment is intended to be utilized for R&D, business development and working capital needs.
Any governmental or regulatory approvals required	None
Indicative time period for completion	Expected to be completed in Q2 FY2022
Nature of consideration	Cash
Cost of investment	US$ 0.45 million (earlier, the Company had invested US$1.5 million in 2016 and US$ 1.5 million in 2018 taking the cumulative investment to US$ 3.45 million)

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Percentage of shareholding	A minority holding, not exceeding 20% of the outstanding share capital of the company
Brief background	Founded in 2013 in California, USA, TidalScale is an early-entrant and market leader in software-defined-server technology. TidalScale's software resides between hardware and operating systems to run a single virtual machine on multiple physical servers using ML to right-size the server automatically. The software delivers in-memory performance for large or multiple database workloads requiring no changes to applications or OS and is deployable within minutes in private/public/hybrid cloud environment.

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INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com